BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

FEBRUARY 23, 2012

TABLE OF CONTENTS

CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
Recent History	3
Ebara Ballard Corporation Transaction	3
Sale and Lease-back of Head Office	4
Dantherm Power Transaction	4

OUR BUSINESS	4
Strategy	4
Revenues from Market Segments	5
Our Markets and Products	6
Product & Service Overview	6
Fuel Cell Products	8
Motive Power	8
Material Handling	8
Buses	9
Stationary Power	10
Back-up Power	10
Distributed Generation	12
Engineering Services	13
Contract Automotive	14
Material Products	14
Impact of Regulations and Public Policy	15
United States	15
Other Jurisdictions	16
Research and Product Development	17
Intellectual Property	17
Manufacturing	17
Facilities	18
Human Resources	19
SHARE CAPITAL AND MARKET FOR SECURITIES	19

DIVIDEND RECORD AND POLICY	20

DIRECTORS AND OFFICERS	20
Board of Directors	20
Corporate Governance	23
Compliance in Canada and the United States	24
Board Composition	24
Share Ownership Guidelines	25
Roles and Responsibilities	25

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Board Orientation and Education	26
Shareholder Feedback and Communication	27
Board and Director Performance Evaluations	27
Board Committees	27
Audit Committee	27
Management Development, Nominating & Compensation Committee	29
Corporate Governance Committee	30
Executive Officers	31
Shareholdings of Directors and Senior Officers	31
TRANSFER AGENT AND REGISTRAR	32

MATERIAL CONTRACTS	32
Dantherm Power Acquisition	32
Superior Plus Transaction and Associated Material Contracts	33
Indemnification Arrangements	33
RISK FACTORS	35

ADDITIONAL INFORMATION	43

APPENDIX "A" Board of Directors Mandate	44

APPENDIX "B" Audit Committee Mandate	47

Committee Timetable	59
Committee Timetable	59

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     This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this Annual Information Form, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation the following risks and uncertainties which are discussed in the section of this Annual Information Form entitled "Risk Factors": we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all; we expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary; a mass market for our products may never develop or may take longer to develop than we anticipate; we may not be able to successfully execute our business plan; we have limited experience manufacturing fuel cell products on a commercial basis; global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers; potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan; we could be adversely affected by risks associated with acquisitions; we are subject to risks inherent in international operations; exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; we are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products; we are dependent on third party suppliers for the supply of key materials and components for our products; we currently face and will continue to face significant competition; we could lose or fail to attract the personnel necessary to run our business; public policy and regulatory changes could hurt the market for our products; we depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success; we could be liable for environmental damages resulting from our research, development or manufacturing operations; our products use flammable fuels, which could subject our business to product liability claims; and the other risks and uncertainties discussed elsewhere in this Annual Information Form.

     The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.

CORPORATE STRUCTURE

Name, Address and Incorporation

     Ballard was incorporated on November 12, 2008 under the Canada Business Corporations Act, under the name "7076991 Canada Inc.". Ballard changed its name to "Ballard Power Systems Inc." on December 31, 2008. Ballard's head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

     Previously, Ballard Power Systems Inc. was a British Columbia company incorporated on May 30, 1989. The original predecessor to Ballard was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries. In the course of investigating environmentally clean energy systems with commercial potential, we began to develop fuel cells and have been developing fuel cell products since 1983.

     In this Annual Information Form, references to "Corporation", "Ballard", "BPS", "we", "us" and "our" refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries. All dollar amounts are in United States dollars unless otherwise indicated.

Intercorporate Relationships

     We have four principal subsidiaries and affiliates: Ballard Material Products Inc., a Delaware corporation that develops and manufactures carbon fiber products for use in the automotive and fuel cell markets; Dantherm Power A/S ("Dantherm Power"), a Denmark-based corporation jointly owned with Danfoss Ventures A/S and Dantherm A/S that develops clean energy backup power systems across Europe; AFCC Automotive Fuel Cell Cooperation Corp. ("AFCC"), a British Columbia corporation that develops fuel cell products for the automotive fuel cell market; and BDF IP Holdings Ltd. ("IP Holdings"), a Canadian corporation that holds intellectual property assets.

     The following chart shows these principal subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of February 23, 2012:

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Notes
(1)	The Corporation holds a 52% interest in Dantherm Power, with the remaining 48% held by Dantherm A/S and Danfoss Ventures A/S.

(2)

The Corporation holds a 19.9% minority interest in AFCC with 50.1% held by Daimler AG and 30% held by Ford Motor Company. Ballard’s minority interest in AFCC is the subject of a forward-sale arrangement with Ford Motor Company.

(3)

The Corporation holds all of the non-voting, participating shares of IP Holdings and 34% of the voting, non-participating shares of IP Holdings, with each of Daimler AG and Ford Motor Company holding 33% of the voting, non-participating shares.

Recent History

     Over the past three years, we have continued to focus on our core fuel cell business and on markets with near-term commercial prospects. In support of this strategy, we have focused on bolstering our cash reserves to strengthen our capability to execute on our growth priorities. On December 21, 2009, we closed an agreement with a financial institution to monetize our rights under the purchase agreement with Ford relating to our 19.9% equity interest in AFCC for initial net proceeds of approximately $34 million and a further contingent payment of $7.5 million due on or before January 31, 2013 (the contingent payment was subsequently monetized and extinguished for $5 million in July 2010). On January 18, 2010, we acquired a controlling interest in Dantherm Power, a Denmark-based corporation, which develops clean energy backup power through utilization of our hydrogen fuel cell technology.

     Ebara Ballard Corporation Transaction

     In May 2009, we decided to discontinue operations of Ebara Ballard Corporation, our joint venture company with Ebara Corporation, as it became evident that the timeframe to commercialization for the residential cogeneration market in Japan was longer than anticipated, and due to an increasing investment requirement for continued system development work. Ebara Ballard Corporation was dissolved in October 2009.

     Sale and Lease-back of Head Office

     In December 2009, we entered into a sale-and-leaseback agreement pursuant to which Ballard sold its head office building located in Burnaby, British Columbia in return for net cash proceeds of approximately $20 million. We also entered into an initial fifteen-year lease agreement for the same property. The transaction closed on March 9, 2010.

     Dantherm Power Transaction

     On January 18, 2010, we acquired a controlling interest in Denmark-based Dantherm Power, partnering with co-investors Danfoss Ventures A/S and Dantherm A/S. In exchange for an initial investment of DKK 30m (approximately $6m) funded in two tranches in January and August 2010, Ballard obtained a 52% interest in Dantherm Power. Dantherm Power develops clean energy backup power systems utilizing Ballard's hydrogen fuel cell technology, for telecom equipment suppliers.

OUR BUSINESS

     At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane ("PEM") fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on motive power (material handling and buses) and stationary power (back-up power and distributed generation) markets. We also provide engineering services for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. As long as fuel is supplied, the fuel cell produces electricity efficiently and continuously without combustion, with water and heat as the main by-products when hydrogen is used as the fuel source. Ballard® fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness.

Strategy

     We provide our customers the positive economic and environmental benefits unique to fuel cell power. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading fuel cell products to meet the needs of our customers in select target markets.

     Our focus is on leveraging the inherent reliability and durability derived in our legacy automotive technology into non-automotive markets where demand is near term. Our target markets include: motive power (material handling and buses) and stationary power (back-up power and distributed generation). We also supply engineering services to a number of customers. We believe these markets represent a large global opportunity for fuel cell products. We are also actively considering other key markets for which our products are well suited and we are confident that there are opportunities for our products in additional geographic markets as well as product extension opportunities in different applications.

Revenues from Market Segments

     In 2011, we operated in three market segments:

(a)	Fuel Cell Products: fuel cell products and services for motive power (material handling and bus markets) and stationary power (back-up power and distributed generation markets) and engineering services for a variety of fuel cell applications;

(b)	Contract Automotive: contract manufacturing services provided primarily for Daimler. With the completion of the Daimler manufacturing contract, this segment will cease to be an operating segment as of the end of 2011; and

(c)	Material Products: carbon fiber products primarily for automotive transmissions and gas diffusion layers ("GDLs") for fuel cells.

The following chart shows the percentage of total revenues derived from each segment, and the portion of revenues from each segment which arises from sales to investees and sales of products and services to other customers, for the years 2011 and 2010:

	2011	2010(1)
Revenues from Fuel Cell Products
Percentage of total revenues	61.1%	52.7%
Portion representing sales to investees(2)	3.2%	2.0%
Portion representing sales to customers other than investees	57.9%	50.7%

Revenues from Contract Automotive
Percentage of total revenues	12.2%	15.1%
Portion representing sales to investees(2)	0.4%	1.9%
Portion representing sales to customers other than investees	11.8%	13.2%

Revenues from Material Products
Percentage of total revenues	26.6%	32.2%
Portion representing sales to investees	Nil	Nil
Portion representing sales to customers other than investees	26.6%	32.2%

Our Markets and Products

     Product & Service Overview

     Ballard's product offering provides for a cost effective and flexible set of fuel cell power solutions. Ballard provided product in three distinct product classes:

(1)	Fuel cell stacks: Ballard provides fuel cell stacks to original equipment manufacturer (“OEM”) customers and system integrators that use the stacks to produce fuel cell systems for power solutions. As the stack provider, Ballard is the power inside the system.

(2)	Fuel cell modules: Ballard builds the stacks into self-contained modules that are plug-and-play into a larger system. As a fuel cell module provider, we make it easier for OEMs and system integrators to create fuel cell system.
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(1)	2010 revenues restated to conform with the 2011 market segment reporting structure.
(2)	In the table, "investees" means AFCC.

(3)	Fuel cell systems: Ballard also builds complete fuel cell systems that are designed to solve certain energy needs of our customers.

(4)	Material Products: We design, develop, manufacture, sell and service carbon fiber materials that can be used in a variety of fuel cell and non-fuel cell applications.

(5)	Engineering Services: We provide engineering services for a variety of fuel cell applications.

     The following table lists the key fuel cell and non-fuel cell products we currently produce, have under development or are testing.

Motive Power Product Family: FCvelocity® Fuel Cell Products
Product Name	Application	Status
FCvelocity®-9SSL	Material handling	Sales to OEMs and system integrators
FCvelocity®-1020ACS	Material handling	Sales to OEMs and system integrators
FCvelocity®-HD6	Buses	Sales to OEMs and system integrators

Stationary Power Product Family: FCgen® Fuel Cell Products and System Products
Product Name	Application	Status
FCgen®-9SSL	Back-up power	In development and testing
FCgen®-1020ACS	Back-up power	Sales to OEMs and system integrators
FCgen®-1300	Back-up power Distributed generation	Sales to OEMs and system integrators
CLEARgen™	Distributed generation power systems	Sales to customers
DBX 2000 / 5000	Back-up power systems (Dantherm Power)	Sales to customers

Product Family: Material Products
Product Name	Application	Status
AvCarb™ gas diffusion layer fuel cell products	Fuel cells	Sales to fuel cell developers
Carbon friction materials	Mainly automobile automatic transmissions	Sales to OEMs or their suppliers.

Fuel Cell Products

     Motive Power

Material Handling

     The material handling market includes target industrial vehicles such as forklifts, automated guided vehicles ("AGVs") and ground support equipment. Our initial focus is on battery-powered Class 1 counter balance lift trucks, Class 2 reach trucks and Class 3 pallet forklifts and AGVs. Our primary product for the material handling market is the FCvelocity®-9SSL, which is applicable to Class 1, Class 2 and Class 3 forklift truck solutions. We supply the FCvelocity®-1020ACS, our second-generation air-cooled fuel cell product, for light-duty material handling applications.

     Our principle customer in North America is Plug Power, a specialized system integrator achieving early market penetration deploying its GenDrive™ battery pack replacement fuel cell systems. In 2010, Plug Power began offering commercial GenDrive™ systems designed for Class 1, Class 2 and Class 3 trucks, all using Ballard fuel cells. The addition of the previously unavailable system for Class 2 lift trucks filled out Plug Power's product portfolio and enables full facility conversions, which will help advance market penetration.

     In 2010, we extended our existing supply agreement with Plug Power through 2014. We are the exclusive supplier of fuel cell stacks for Plug Power's full suite of GenDrive™ power units and Plug Power is the exclusive systems integrator for Ballard's fuel cell stacks in the material handling market in North America. In July 2011, Ballard received a purchase order from Plug Power for a minimum purchase of 3,250 Ballard fuel cell stacks by the end of 2012, and which also included requirements for the air-cooled FCvelocity™-1020ACS product.

     Material handling shipments to Plug Power in 2011 totalled 1,422 fuel cells which represents a 29% increase over 2010 shipment levels.

     In order to support market growth, we continue to pursue cost reduction of our FCvelocity®-9SSL fuel cell product. To date we have reduced the cost of this fuel cell product by roughly 55% since its introduction in 2008. With the recent purchase order commitment from Plug Power, we anticipate that both the scale and cadence of associated product shipments will contribute to increased manufacturing efficiency and further reductions in fuel cell stack costs.

     Competition

     Class 2 and Class 3 forklift trucks are currently dominated by lead-acid battery-powered solutions, as are Class 1 forklift trucks intended for indoor applications. Internal combustion engine ("ICE") power is typically seen as the solution for forklift trucks in Class 1 for outdoor applications. Compared to batteries, fuel cell systems in Class 1, Class 2 and Class 3 forklift trucks can provide extended run time without frequent and lengthy battery replacement and recharging cycles. For high-throughput, multi-shift warehouse or manufacturing operations, fuel cell forklift trucks can provide a lower life cycle cost and total cost of ownership when compared with traditional lead-acid battery solutions.

     Companies developing fuel cell systems for material handling applications include Hydrogenics and Nuvera. We seek to gain a competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.

     Advanced battery technology continues to make progress in the material handling market. However, advanced battery technology still requires significant time for recharging and, in many cases, cannot meet desired run times without requiring spare batteries and substantial space for battery charging and storage.

Buses

     We provide fuel cell modules for public transit buses. These fuel cell buses rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements and are government-subsidized, thus enabling the purchase of pre-commercial fleets.

     Ballard designs and manufactures the FCvelocity®-HD6 fuel cell module delivering 75 - 150 kW of power for use in the bus market. Ballard supplies the fuel cell modules to hybrid drive and coach manufacturer customers that deliver zero-emission fuel cell-powered buses to transit operators around the world.

     At the end of 2011, there were 41 Ballard-powered fuel cell buses operating in nine cities worldwide: Whistler, BC (20) – the largest fuel cell bus fleet in the world; Palm Desert, California (2); London (5); Oslo (5); Amsterdam (2); Cologne (2); Shanghai (3); Mumbai (1); and São Paulo (1). To date, Ballard-powered fuel cell buses have accumulated more than 200,000 hours of operation, accumulated more than three million kilometres in service and transported more than seven million passengers.

     In 2011, we signed a Letter of Intent with the City of São Paulo in support of a 10 to 30 fuel cell bus RFP for that city. This opportunity is subject to final agreements which are is now being negotiated. Also in 2011 we signed an equipment supply agreement with Van Hool NV for up to 21 fuel cell modules for several bus fleet opportunities in Europe: binding commitments are subject to Van Hool securing agreements relating to these opportunities.

     Product cost reduction efforts for the FCvelocity®-HD6 fuel cell module in 2011 have focused on unit cell design enhancements, including extension of durability and lifetime. This ongoing effort has been partially funded by a $4.8 million award received in January 2010 from Sustainable Development Technology Canada (“SDTC”) to further develop fuel cell power module technology for the transit bus market.

     Competition

     Diesel-powered buses currently dominate the market today. Compressed natural gas ("CNG") and diesel electric hybrid buses are lower-emission alternatives to diesel buses in limited service today. Other variants available today include gasoline hybrid buses and CNG hybrid buses. Electric trolley buses provide a zero-emission alternative, however, their purchase price is high and the overhead catenary power infrastructure is expensive to maintain and is considered aesthetically undesirable in many urban centres. Recently, hydrogen internal combustion engines have been demonstrated in transit buses with both conventional and hybrid drive systems. These have not been widely adopted primarily because of very low fuel efficiency, low power and low operational reliability.

     We believe that fuel cells are the best zero-emission alternative for transit applications. They offer much greater fuel efficiency than conventional diesel buses, eliminate greenhouse gas emissions and eliminate the need for unsightly overhead catenary wires.

     Companies developing fuel cell systems for transit bus applications include United Technologies, Hydrogenics and Nedstack. We have accumulated far more operating hours in real transit operations than any other fuel cell manufacturer. We believe this experience has enabled us to produce more reliable, more durable and easier to integrate products than our competitors.

     Stationary Power

Back-up Power

     Our focus in the back-up power market is on the telecommunications industry, which is currently dominated by batteries and diesel generators. The back-up power market is characterized by infrequent power demand, where outages typically occur monthly or less frequently and last less than eight hours; whereas the supplemental power market is characterized by often daily outages lasting 4-8 hours or more.

     The FCgen®-1020ACS fuel cell product is our primary stack platform in the back-up power market. Shipment of fuel cell stacks to backup power market customer in 2011 totalled 1,447 units, down 16% from last year.

     Dantherm Power develops clean energy fuel cell backup power systems for telecom equipment suppliers, for installation in either indoor or outdoor applications. Dantherm Power’s system deployments include the largest European fuel cell installation for TETRA emergency networks. In 2010, Dantherm Power launched two new hydrogen-fuelled systems utilizing Ballard's FCgen®-1020ACS fuel cell product: the DBX 2000 (2kW) and DBX 5000 (5kW).

     In 2011, Ballard supplied a 50 kW unit to GS Platech for demonstration of waste-to-energy power generation for the local South Korean electrical grid. Dantherm Power also provided a 150 kW system to Anglo American Platinum Limited. The demonstration fuel cell system supplied power to the local electricity grid during the 17th Conference of the Parties (COP17) to the United Nations Framework Convention on Climate Change, a high-level summit on climate change held in Durban, South Africa. Following COP17 Anglo American Platinum plans to redeploy the system to provide power at one of its mining operations in South Africa.

     Our primary indirect channel partner is IdaTech, with whom we have a supply agreement through 2012. IdaTech supplies hydrogen and methanol systems to multiple markets. Recent installations have been in SE Asia, with more than 500 systems deployed by Hutchison in Indonesia, for example; with continued growth seen in other regions, including Central and Latin America. In October 2011, the Idatech board recommended delisting from AIM and privatizing the company to its shareholders, with the objective of greater flexibility in future financing and strategic partner relationships.

     Although Ballard dissolved the Ebara joint venture company, it will continue to sell its FCgen®-1030v3 fuel cell product for applications such as residential cogeneration, including supply of this product to Baxi Innotech GmbH ("Baxi Innotech") for the German Callux Project. On March 11, 2009, Ballard entered into a three-year supply agreement with Baxi Innotech, the leading European developer and manufacturer of fuel cell micro combined heat and power units. Under the agreement, Baxi Innotech will exclusively purchase Ballard fuel cells through to the end of Phase 2 of the German Callux Project, scheduled to conclude in 2012.

     Competition

     The back-up power market is currently dominated by ICEs (primarily diesel gensets) and batteries. Advanced battery technology continues to make modest progress in the back-up power generation market. However, advanced battery technologies still require lengthy recharging and, in many cases, cannot meet desired run times without requiring substantial space. We believe that PEM fuel cell products are superior to batteries in some applications, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement.

     Companies developing PEM fuel cell systems for back-up power applications include Hydrogenics, Distributed Energy Systems and ReliOn. We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.

Distributed Generation

     Large scale distributed generation ("DG") is an exploratory new market for Ballard. We first entered into this space in 2009, with the announcement of the supply agreement to deliver a 1 MW solution utilizing our motive power fuel cells to FirstEnergy, an Ohio based energy company, for use in a utility load management demonstration project. The unit was shipped in the third quarter of 2010, and began operation on November 1, 2010. The unit will be operated for demonstration purposes for the next five years and will serve as an important reference site in this market.

     The second generation DG product currently under development is the Ballard CLEARgen™ fuel cell system. The CLEARgen™ system is a complete turnkey for zero-emission power. The system can operate continuously for baseload power generation, or intermittently, providing peak power during times of high demand. The 1 MW modular units are scalable in 500 kW increments, enabling tailored solutions to meet each customer’s needs.

     In October 2011, we received a Frost & Sullivan award for new product innovation for the CLEARgen™ fuel cell system (North American Stationary PEM category). The system was praised for surpassing the competition in terms of fuel cell durability, product cost and load-following capability, all keys to commercially viable grid-scale solutions.

     In 2010, Ballard entered into an agreement with K2 Pure Solutions ("K2") to deploy a 163 kW CLEARgen™ fuel cell system at a K2 bleach plant in Pittsburg, California. The agreement was subject to the receipt of a routine air permit exemption for the fuel cell system from the Bay Area Air Quality Management District and a final reservation notice letter for a grant from California's Self Generation Incentive Program, both of which were received by February 2011. Installation and commissioning of the generator is planned for completion in early–to-mid 2012.

     Also in 2010, Ballard entered into a contract for the sale of 1.25 MW of our FCgen®-1300 product, together with engineering support services, to Real Time Engineering PTE Ltd. ("RTE"), a Singapore-based system integrator. In 2011, 150 FCgen®-1300 stacks were delivered to RTE, with commissioning of the 1 MW fuel cell generator targeted for 2012.

     In April 2011, Ballard entered into an agreement with Toyota Motor Sales USA Inc. (“Toyota”) to deploy a 1 MW CLEARgen™ fuel cell system to provide peak electrical power and heat at the Toyota facility in Torrance, California. The unit is scheduled to be operational in the first half of 2012.

     In February 2011, Ballard was awarded up to C$7 million in funding by SDTC to extend the operating life and lower the product cost of FCgen®-1300, the fuel cell stack for the CLEARgen™ fuel cell system.

     Competition

     The distributed generation market is large and varied. As such, depending on the application, diesel gensets or natural gas gensets would be considered current technologies. Hydrogen fuelled IC engines, advanced battery technologies and other fuel cell systems are emerging as competitive technologies. Fuel cell systems offer significant efficiency and emissions improvements over gensets and hydrogen fuelled IC engines. Advanced battery technologies cannot meet desired run times without requiring substantial capital cost and installation space.

     Companies developing PEM fuel cell systems for distributed generation market applications include Nedstack and Hydrogenics. Companies developing other fuel cell systems for this market are United Technologies Corporation (phosphoric acid fuel cells), Fuel Cell Energy (molten carbonate fuel cells) and Bloom Energy (solid oxide fuel cells).

Engineering Services

     During the last half of 2011, we refined our business strategy and established a new engineering services operating unit in order to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. This new operating unit offers a full suite of fuel cell engineering solutions for a variety of fuel cell applications and is recorded in our core Fuel Cell Products segment.

Contract Automotive

     In September 2011, the Daimler manufacturing contract came to completion with the successful delivery of the final FCvelocity®-1100 units. As a result, Contract Automotive will cease to be a market segment as of December 2011.

Material Products

     We develop, manufacture and sell carbon-based engineered material products into a variety of markets. These products are in the form of roll goods as either woven carbon fiber textile fabrics or as carbon fiber papers.

     A major application for carbon fiber fabrics is the friction surface in torque converters for light vehicle automatic transmissions. We are a Tier 1 supplier with QS-9000 and TS-16949 quality certification. In 2010, we negotiated a six-year extension to our exclusive supply contract for this product by one of our automotive manufacturing customers, valued at more than $60 million. The use of our product is also expanding at a second automotive OEM and expanding globally with multiple new applications in Europe and Asia.

     The fuel cell GDL supply business continues to steadily grow. Our AvCarb™ GDL materials are available in continuous rolls, and are designed to enable membrane electrode assemblies (“MEAs”) to be manufactured using high-speed automated assembly techniques. The first two members of this family of products are the AvCarb™ P-50 and the AvCarb™ P-50T. We supply several key fuel cell industry participants (UTC Power, BASF, 3M and Johnson Matthey) with GDLs for both PEM and non-PEM platforms, and we use our GDLs in our own fuel cell products.

     Ballard Material Products was awarded the US Department of Energy’s 2011 Annual Merit Review Award, recognizing our success in reducing the manufacturing cost of the GDL material.

     We also provide material supply chain management services to our customers, where we manage several subcontractor suppliers.

     Competition

     Ballard competes in a market where the friction characteristics and durability of carbon materials make them desirable for high performance applications in the automotive industry. Competitors for friction products include the SGL Group, Toray and Toho Tenax. Competitors for GDL products include the SGL Group, Mitsubishi and Toray.

Impact of Regulations and Public Policy

     United States

     At the federal level, the Emergency Economic Stabilization Act of 2008 includes tax incentives to help minimize the cost of hydrogen and fuel cell projects. It offers an investment tax credit of 30% for qualified fuel cell property or $3,000/kW of the fuel cell nameplate capacity (i.e., expected system output), whichever is less. The equipment must be installed by Dec. 31, 2016. In addition, it features a credit of 10% for combined-heat-and-power-system property.

     The American Recovery and Reinvestment Act of 2009 expands incentives to encourage the installation of fuel cells and hydrogen fueling infrastructure. Incentives include:

  A fueling facility tax credit, which increases the dollar cap of the 30% hydrogen fueling infrastructure tax credit from $30,000 to $200,000.

  Grants for fuel cell power systems (in lieu of tax credits), which allow facilities with insufficient tax liabilities to apply for grants instead of claiming investment or production tax credits. Only entities that pay taxes are eligible. To be eligible, the fuel cell system must have been placed in service in 2009 – 2011, or placed in service after 2011 but only if construction began during 2009 – 2011.

  A manufacturing credit, which creates a 30% credit for investment in property used for manufacturing fuel cells and other technologies.

  A residential energy-efficiency credit, which raises the investment-tax-credit dollar cap for residential fuel cells in joint occupancy dwellings to $3,334/kW.

     At the state level, the California Self-Generation Incentive Program, which is funded by ratepayers and administered by utilities, provides incentives for fuel cell generation. In 2011 the incentive was $2250/kW for power plants that operate on hydrogen from non-renewable resources and $4250/kW for those that operate on hydrogen from renewable resources. The program is funded annually and guidelines are published in a yearly handbook.

     The availability of these incentives is expected to help drive demand for fuel cell products.

     Other Jurisdictions

     In Canada, SDTC operates the $590 million SD Tech Fund which supports projects that address climate change, air quality, clean water, and clean soil. The SD Tech Fund provides financial contributions to projects aimed at supporting the late-stage development and pre-commercial demonstration of clean technology solutions. SDTC does not require any repayments of the financial contributions it provides to funded projects through the SD Tech Fund. As noted elsewhere, SDTC agreed to provide Ballard with up to $11.8 million for funded projects that will extend through 2013.

     As of 2011, feed-in tariff policies have been enacted in 87 jurisdictions around the world to encourage the adoption of renewable energy sources. Under a feed-in tariff, utilities are obligated to buy electricity from all eligible participants at rates based on the cost of renewable energy generation, which enables a diversity of projects to be developed at a reasonable return on investment. The rates are typically designed to ratchet downward over time to track technology improvements and overall cost reductions. Feed-in tariff programs also typically offer long-term (15–25 year) guaranteed purchase contracts for the electricity generated from such projects. Programs that support energy generation from hydrogen sources are expected to help drive demand for fuel cell products.

     Another policy that is emerging in importance is the “quota” or “renewable portfolio standard” (“RPS”). A quota/RPS is a government-mandated obligation on a utility company, group of companies, or consumers to provide or use a predetermined amount of renewable electricity. By early 2011, quota/RPS policies existed in 10 countries at the national level and in at least 50 other jurisdictions at the state, provincial, or regional level.

     Beginning in 2012, the Ministry of Commerce, Industry and Energy (MOCIE) in Korea will introduce an RPS as an alternative plan to the FIT. The program will mandate that 14 utilities generate 4% of electricity from renewables in 2015, increasing to 10% by 2020. Fuel cell projects receive the highest level of support under the Korea RPS system and this is expected to help drive demand for our products.

     In Europe, the Fuel Cells and Hydrogen Joint Undertaking (“FCH JU”) – part of the Joint Technology Initiative - is a public private partnership supporting research, technological development and demonstration activities in fuel cell and hydrogen energy technologies that provides subsidies for eligible projects through a cost share mechanism. FCH JU has a total budget amounting to nearly 1bn EUR to be invested by 2013 for projects through 2017. The fifth annual call for proposals has been published with a due date of January 2012.

Research and Product Development

     Ballard’s research activities are primarily focused on the MEA and its sub-components, aimed at improving the overall cost, durability, and reliability of our products. Material development of other unit cell components, such as bipolar plates, frames, seals and adhesives, is another area of research focus. Product development activities have been primarily directed at cost reduction. Progress is driven by leveraging stack component designs, materials, and manufacturing processes across multiple product platforms. In addition, further cost reduction will be enabled through improved durability and reliability growth.

Intellectual Property

     Ballard’s technical strengths lay in our proprietary MEA design, combined with our extensive stack and system integration capabilities, which enables development of complete end-user systems that meet or exceed customer specifications, across a wide range of market applications.

     Our intellectual property covers multiple aspects of our technology, including: materials and components; cell, stack and systems architecture; stack/system operation and control; and manufacturing processes. Our intellectual property portfolio is not limited to our patents and patent applications; it also includes know-how and trade secrets developed over more than 25 years of research and product development.

     As of January 31, 2012, Ballard owns or controls through IP Holdings, patents approximately as follows: 79 United States granted patents, 69 non-United States granted patents, 8 United States published patent applications and 51 published non-United States patent applications. Our patents will expire between 2012 and 2031.

     We hold licence rights to additional intellectual property from a number of third parties. These licences include non-exclusive, royalty-free access to all of the intellectual property rights held by NuCellSys GmbH ("NuCellSys"), a Daimler subsidiary, and to all of the intellectual property rights relating to fuel cells developed by Daimler, Ford and their subsidiaries (either directly or through AFCC), including any intellectual property rights developed by them while we continue to be a shareholder of AFCC. As of January 31, 2012, of the approximately 2,000 patents and patent applications that were included in these licenses, approximately 700 of them are currently granted or pending.

Manufacturing

     Our fuel cell manufacturing facility is located in Burnaby, British Columbia and is designed to provide the manufacturing capacity necessary to meet expected product demand through the initial market introduction and early adoption phase. As product demand grows, we will increase capacity either by further investment in automation to improve throughput, while decreasing both costs and footprint, or, in outsourcing selective manufacturing processes.

     Many of the components and materials we use to manufacture our fuel cell products are unique and have been developed in conjunction with suppliers and our R&D and Engineering Teams. Strategic relationships have been developed with these key suppliers to ensure security of supply, protection of our intellectual property, and adherence to our strict quality and reliability standards.

     In Burnaby, we have an Integrated Management System registered to ISO 9001 and TS16949 standards, as well as robust internal practices in the areas of environment, health and safety. We also strive for continuous manufacturing improvement through practices such as Lean Manufacturing, 5-S and advocacy of Six Sigma.

     Our facility in Lowell, Massachusetts, produces friction products for the automotive industry as well as GDL product for both ourselves and others in the fuel cell market. As a Tier 1 automotive supplier, this facility is both ISO 9001 and QS 9000 registered and specializes in continuous roll-to-roll manufacturing processes.

Facilities

     We currently have the following principal facilities: (a) a leased 116,797 square foot (10,850 square meter) facility in Burnaby, British Columbia that houses our corporate headquarters and our fuel cell development, manufacturing and testing activities; (b) a leased 112,000 square foot (10,398 square meter) facility in Burnaby, British Columbia that houses some of our manufacturing facilities and manufacturing facilities that we subleased to Mercedes-Benz Canada and AFCC; (c) a 137,000 square foot (12,728 square meter) facility in Lowell, Massachusetts, owned by us, that is used for the development and manufacture of carbon fiber products; and (d) a leased 4100 square foot (381.5 square meter) facility in Hobro, Denmark.

     We are committed to developing and manufacturing products, and operating all of our facilities, in full compliance with all applicable local, regional, national and international environmental, health and safety regulatory standards. Our commitment is reflected in our corporate "Quality, Safety and Environmental Policy and Guiding Principles", and our underlying programs and initiatives. We have completed a detailed environmental assessment of our operations in Burnaby. In turn, we developed policies, procedures, and work instructions to manage environmental matters including air, water, and waste management and reduction, transportation of dangerous goods, environmental impact and hazard assessment, and internal and external recycling programs.

Human Resources

     As of December 31, 2011, we had approximately 440 employees, 360 in Canada, 45 in the United States and 35 in Denmark, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, sales, business development, legal, finance, human resources, information technology and business management. Our employees in Canada and the United States are not represented by any labour union. In Denmark, there are two groups of technical employees subject to collective agreements, totalling less than 15 employees. Each employee must agree to confidentiality provisions as part of the terms of his or her employment, and certain employees have also executed non-competition agreements with us.

SHARE CAPITAL AND MARKET FOR SECURITIES

     Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of February 23, 2012, our issued share capital consisted of 84,550,524 common shares. Our common shares are listed and trade on the Toronto Stock Exchange ("TSX") under the symbol "BLD" and on the National Association of Securities Dealers Automated Quotation Global Market ("NASDAQ") under the symbol "BLDP".

     The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2011:

	TSX		NASDAQ
	Price Range (CDN$)	Average Daily Volume (#)	Price Range (U.S.$)	Average Daily Volume (#)
January	$1.58-1.66	86,447	$1.54-1.68	308,016
February	$1.67-2.13	339,356	$1.68-2.16	893,055
March	$1.95-2.36	192,035	$1.97-2.42	746,903
April	$1.96-2.35	100,006	$2.05-2.42	381,384
May	$1.56-2.00	71,789	$1.60-2.09	323,527
June	$1.50-1.72	45,308	$1.52-1.77	258,552
July	$1.42-1.56	33,911	$1.47-1.62	157,411

	TSX		NASDAQ
	Price Range (CDN$)	Average Daily Volume (#)	Price Range (U.S.$)	Average Daily Volume (#)
August	$1.24-1.47	48,064	$1.24-1.55	147,419
September	$1.25-1.50	37,170	$1.20-1.53	127,250
October	$1.18-1.48	31,862	$1.15-1.50	114,759
November	$1.25-1.49	25,735	$1.21-1.46	89,211
December	$1.10-1.31	38,809	$1.07-1.28	210,652

     The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

     Our preferred shares are issuable in series and our Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. Currently there are no preferred shares outstanding.

DIVIDEND RECORD AND POLICY

     To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

DIRECTORS AND OFFICERS

Board of Directors

     The following chart provides the following information as of February 23, 2012: the name and province or state of residence of each of our directors; each director’s respective positions and offices held with Ballard, their principal occupation during the past five years; the period of time each has served as a director; and the number of shares and deferred share units (the "DSUs") beneficially owned or controlled by each of them.

Name, Province/State and Country of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
Ian A. Bourne	Corporate Director and	2003	26,824/0.032%	77,707/26.72%
Alberta, Canada	Chair of the Board of
	Ballard since May 2006.
	Formerly Executive Vice
	President and Chief
	Financial Officer of
	TransAlta Corporation
	(electricity generation and
	marketing) from January
	1998 to December 2006, and
	from January 1998 to
	December 2005,
	respectively.

Edwin J. Kilroy	Corporate Director of	2002	2,752/0.003%	42,844/14.73%
Ontario, Canada	Ballard. Formerly Chief
	Executive Officer of Symcor
	Inc. (business process
	outsourcing services) from
	January 2005 to November
	2010.

Dr. Chong Sup	Corporate Director of	2007	17,091/0.020%	0/0%
(C.S.) Park	Ballard. Formerly
California,	Chairman of the Board and
U.S.A.	Chief Executive Officer of
	Maxtor Corporation (storage
	solutions and hard disk drives)
	from November 2004 to
	May 2006.

Name, Province/State and Country of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
John W. Sheridan British Columbia, Canada	President and Chief Executive Officer of Ballard since October 2005.	2001	472,430/0.56%	57,943/19.93%

David J. Smith British Columbia, Canada	Corporate Director of Ballard. Member, British Columbia Securities Commission since July 2006. Counsel with Lawson Lundell LLP (law firm) from May 2005 to April 2006.	2006	8,411/0.010%	14,841/5.10%

David B. Sutcliffe British Columbia, Canada	Corporate Director of Ballard. Corporate Director of Sierra Wireless, Inc.	2005	3,600/0.004%	25,528/8.78%

Mark A. Suwyn Florida, U.S.A.	Corporate Director of Ballard. Formerly Executive Chairman of the Board of NewPage Corporation (coated paper), from March 2009 to June 2010; Acting Chief Executive Officer from March 2009 to January 2010; and Chief Executive Officer and Chairman of the Board from April 2006 and May 2005, respectively.	2003	7,237/0.009%	35,019/12.04%

Name, Province/State and Country of Residence(1)	Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled or Directed(1) (#/% of Class)	Deferred Share Units Owned or Controlled(2) (#/% of Class)
Douglas W.G. Whitehead British Columbia, Canada	Corporate Director of Ballard. Chairman of Finning International Inc. (heavy equipment reseller). Formerly President and Chief Executive Officer of Finning International from 1999 to May 2008.	1998	5,383/0.006%	36,916/12.69%

_________________________

Notes
(1)	The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned, or controlled or directed, directly or indirectly, by a director is not within the knowledge of our management and has been furnished by the director. Information on shares beneficially owned, or controlled or directed is accurate as at February 23, 2012.

(2)	Rounded to the nearest whole number. Information is accurate as at February 23, 2012.

     Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Corporate Governance

     Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are in compliance with corporate governance rules.

     Our corporate governance practices are reflected in our "Corporate Governance Guidelines", which provide for director qualification standards, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board. A copy of the Corporate Governance Guidelines can be found on our website.

     We also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual reports filed with Canadian securities authorities, and to certify our annual reports filed with or submitted to the United States Securities and Exchange Commission ("SEC").

     Compliance in Canada and the United States

     We believe that we comply with all applicable Canadian securities administrators (“CSA”) and NASDAQ corporate governance rules and guidelines. The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") disclose their policies respecting corporate governance. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least five percent of the votes eligible to be cast at a shareholders’ meeting are present or represented by proxy at the meeting.

     Board Composition

     All of our directors are independent except for John Sheridan, our President and Chief Executive Officer. "Independence" is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"), and as determined by the CSA and the NASDAQ. We conduct an annual review of the other corporate boards on which our directors sit, and have determined that currently there are no board interlocks with respect to our directors. The Board has also established a guideline for the maximum number of corporate boards on which a director should sit. This guideline has been set at five corporate boards (not including non-profit boards).

     The Board established director resignation guidelines, which set out the circumstances under which a director would be compelled to offer a resignation or be asked to resign, including a majority voting policy. This policy requires that any nominee for director who receives a greater number of votes "withheld" than "for" his or her election shall tender his or her resignation to the Board following our annual shareholders’ meeting, to take effect immediately upon acceptance by the Board. Upon receipt of such conditional resignation, the Corporate Governance Committee will consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Corporate Governance Committee, the Board will decide whether or not to accept the tendered resignation and will, not later than 90 days after the annual shareholders’ meeting, issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept the resignation. The director tendering his or her resignation will not participate in any meeting of the Board or the Corporate Governance Committee. Subject to any restrictions or requirements contained in applicable corporate law or Ballard’s constating documents, the Board may: (a) leave a resulting vacancy unfilled until the next annual shareholders’ meeting; (b) appoint a replacement director whom the Board considers merits the confidence of the shareholders; or (c) call a special meeting of shareholders to elect a replacement director nominated by management. The policy does not apply in respect of any contested shareholders’ meeting, which is any meeting of shareholders where the number of nominees for director is greater than the number of directors to be elected.

     Share Ownership Guidelines

     We have minimum share ownership guidelines that apply to our independent directors. The guidelines were revised by the board of directors effective September 21, 2011.

     All independent directors must hold the number of Ballard common shares having a value equivalent to three times the director’s annual retainer. Directors may apply DSUs they have received as payment for all or part of their annual retainer towards the minimum share ownership requirements.

     The value of shares held by directors will be measured on or about September 1st of each year based on the purchase price actually paid by the director for such shares, or the value of DSUs or shares received by the director when issued to him or her by the Corporation, as applicable.

     Directors that were members of the Board at the time the guidelines were adopted in September 2011 have until September 2013 to comply with this requirement. Directors elected subsequently have five years from the date that they are first elected to the Board to comply. The Chair of the Board has five years from his original appointment as Chair in February 2006 to satisfy the minimum share ownership requirements for the Chair. Any director who fails to comply with the share ownership requirement may not stand for re-election. Currently, all directors have met or are on track to achieve these guidelines.

     Roles and Responsibilities

     The Board operates under a formal mandate (a copy of which is attached as Appendix "A" and is posted on our website), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, external communications and performance evaluation. The Board has also established terms of reference and corporate governance guidelines for individual directors (copies of which are also posted on our website), which set out the directors’ individual responsibilities and duties. Terms of reference are also established for the Board chair and the CEO. These terms of reference and guidelines serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

     In addition, we have a Board-approved "Code of Ethics", which applies to all members of the Board, as well as our officers and employees. A copy of the Code of Ethics can be found on our website. This document is reviewed annually and updated or revised as necessary. Annually, all employees in Sales & Marketing, Finance & Administration, Supply Chain, Customer Service and Quality, and all management employees and officers, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics. A compliance report is then presented to the Audit Committee and Board.

     The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently. The Chair of the Board is an independent director.

     Each year, the Board identifies a list of focus priorities for the Board during the year. The Corporate Governance Committee regularly monitors the Board’s progress against these priorities throughout the year.

     Board Orientation and Education

     We have established a formal director orientation and ongoing education program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation consists of site visits to all of our manufacturing facilities, presentations regarding our business, technology and products, and a manual that contains various reference documents and information. Continuing education is offered by way of ongoing circulation of informative materials aimed at topical subject matters and management presentations at Board meetings, as well as guest speakers who are invited to speak to our Board on various topics. In the past, we have invited guest speakers to speak to our Board about the fuel cell industry, government regulation, corporate governance and risk management, and internal management representatives to speak about various issues relating to our technology and business. The educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

     Shareholder Feedback and Communication

     We have set up an e-mail process for shareholders to communicate with the Board, through the Chair of the Board. Shareholders who wish to send a message to the Chair of the Board can find the details of this process on our website. In addition, a summary of shareholder feedback that is received by us is provided to the Board through a semi-annual report.

     Board and Director Performance Evaluations

     Each year, the Board conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the Corporate Governance Committee which elicits responses from individual directors on a confidential basis regarding the Board and individual directors. The process may include the completion of a questionnaire by all of the directors as well as individual director self-evaluations and peer evaluations. The Corporate Governance Committee presents the summary results to the full Board, which then, based on the results of the evaluation, determines appropriate changes to improve board effectiveness.

Board Committees

     Our Board has established three standing committees: the Audit Committee; the Management Development, Nominating & Compensation Committee; and the Corporate Governance Committee. Each of these committees has been delegated certain responsibilities, performs certain advisory functions, and either makes certain decisions or makes recommendations to the full Board. Each of the committee chairs reports on the activities of the committee to the Board following each committee meeting. None of the members of these committees are current or former officers or employees of ours, or any of our subsidiaries.

     Audit Committee

     The Audit Committee is constituted in accordance with SEC rules, applicable securities laws and applicable NASDAQ rules, and assists the Board in fulfilling its responsibilities by reviewing financial information, the systems of corporate controls and the audit process.

     The Audit Committee is responsible for overseeing the audit process and the preparation of our financial statements, ensuring that our financial statements are fairly presented in accordance with International Financial Reporting Standards (“IFRS”), approving our quarterly financial statements, and reviewing and recommending to the Board our year-end financial statements and all financial disclosure contained in our public documents. The Audit Committee meets with our financial officers and our internal and external auditors to review matters affecting financial reporting, the system of internal accounting and financial disclosure controls and procedures, and the audit procedures and audit plans. The Audit Committee reviews our significant financial risks and the appointment of senior financial executives, and annually reviews our insurance coverage, tax loss carry forwards, pension and health care liabilities, and off-balance sheet transactions. The Audit Committee has at least one member, Ian A. Bourne, who qualifies as an audit committee financial expert under applicable securities regulations. All of the members of the Audit Committee are independent directors and are financially literate.

     The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit. The following table shows the costs incurred with KPMG in 2011 and 2010 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2011	2010
Audit Fees	$351,078	$353,302
Audit-Related Fees	Nil	Nil
Tax Fees (1)	Nil	$19,265
All Other Fees	Nil	Nil

Notes
(1)	The Tax Fees for 2010 related to tax advisory and transfer pricing services.

     In addition, the Audit Committee is mandated to review all financial disclosure contained in prospectuses, annual reports, annual information forms, management proxy circulars and other similar documents. The Audit Committee is also responsible for ensuring that the internal audit function is being effectively carried out. The Audit Committee reviews and approves, in advance, related party transactions on a case-by-case basis.

     As of February 23, 2012, the committee was composed of Ian A. Bourne, Edwin J. Kilroy (Chair), Mark A. Suwyn and Douglas W.G. Whitehead, all of whom are independent of management. In addition to each committee member’s general business experience, the education and experience of each member that is relevant to the performance of his or her responsibilities as a member of the Audit Committee is set forth below.

     Mr. Bourne was TransAlta Corporation’s Executive Vice President from January 1998 to December 2006. From January 1998 to December 2005, Mr. Bourne was the Chief Financial Officer of TransAlta and was responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation. Mr. Bourne has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

     Mr. Kilroy was the Chief Executive Officer of Symcor Inc. from January 2005 to November 2010. Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. from April 2001 to January 2005.

     Mr. Suwyn held various board and executive positions at NewPage Corporation from May 2005 to June 2010. From January 1996 to October 2004, Mr. Suwyn was also the Chairman of the Board and the Chief Executive Officer of Louisiana-Pacific Corporation.

     Mr. Whitehead is the Chairman of Finning International Inc., and was elected to Finning International’s board of directors on April 23, 1999. Mr. Whitehead was President and Chief Executive Officer of Finning International from 1999 to May 2008.

     The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix "B" and posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

     Management Development, Nominating & Compensation Committee

     The Management Development, Nominating & Compensation Committee is responsible for considering and authorizing the terms of employment and compensation of executive officers and providing advice on compensation structures in the various jurisdictions in which we operate. In addition to approving the compensation of our executive officers, the committee also regularly reviews and sets the minimum share ownership requirement for executive officers. The committee also provides advice on our organizational structure, reviews all distributions under our equity-based compensation plans, and reviews and approves the design and structure of, and any amendments to, those plans. The committee seeks out and recommends nominees for election to the Board, annually reviews the Board succession plan and annually reviews the composition of director talents and skills against Board requirements to identify any gaps.

     The committee ensures appropriate senior management succession planning, recruitment, development, training and evaluation. In particular, the committee annually reviews the performance objectives of our Chief Executive Officer and is responsible for conducting his annual performance evaluation. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services. In 2011, the committee directly retained Towers Watson to provide independent compensation analysis and advice specifically related to Ballard executive compensation items.

     As of February 23, 2012, the committee was composed of Ian A. Bourne, Dr. C.S. Park, David B. Sutcliffe (Chair) and Mark Suwyn, all of whom are independent of management.

     A copy of the Management Development, Nominating & Compensation Committee’s mandate is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Corporate Governance Committee.

     Corporate Governance Committee

     The Corporate Governance Committee is responsible for recommending to the Board the size of the Board, monitoring corporate governance, including the formation and membership of committees of the Board, conducting succession planning for the Chair of the Board and determining director compensation. The committee regularly reviews the level of director compensation and approves the design and structure of, and any amendments to, our director compensation plans. Any compensation consultants engaged by us, at the direction of the committee, report directly to the committee, and the committee has the authority to appoint such consultants, determine their level of remuneration, and oversee and terminate their services. In 2011, the committee directly retained Towers Watson to provide independent compensation analysis and advice specifically related to Ballard director compensation items. The committee is responsible for ensuring a formal process exists to evaluate the performance of the Board, Board committees, individual directors, and the Chair of the Board, and ensuring that appropriate actions are taken, based on the results of the evaluation, to improve the effectiveness of the Board.

     The Corporate Governance Committee makes recommendations to the Board to enable the Board to comply with best corporate governance practices in Canada and the United States. The committee is also responsible for maintaining an ongoing education program for Board members.

     As of February 23, 2012, the committee was composed of Ian A. Bourne, Dr. C.S. Park and David J. Smith (Chair), all of whom are independent of management.

     A copy of the Corporate Governance Committee’s mandate is posted on our website. The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Board.

     Executive Officers

     As of February 23, 2012, we had five executive officers. The name and province or state of residence of each executive officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation
John W. Sheridan British Columbia, Canada	President and Chief Executive Officer	Executive of Ballard.
Tony Guglielmin British Columbia, Canada	Vice President and Chief Financial Officer	Executive of Ballard. Formerly SVP Finance and Chief Financial Officer of Canada Line Rapid Transit Inc. (2005 to 2009)

Paul Cass British Columbia, Canada	Vice President, Operations	Executive of Ballard. Formerly Director, Operations of Ballard.

Michael Goldstein British Columbia, Canada	Vice President and Chief Commercial Officer	Executive of Ballard. Formerly President and Chief Executive Officer of Actuality Systems (2006 to 2009).

Christopher J. Guzy British Columbia, Canada	Vice President and Chief Technical Officer	Executive of Ballard.

Shareholdings of Directors and Senior Officers

     As of February 23, 2012, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 788,079 of our common shares, being 0.93% of our issued and outstanding common shares, and 290,798 DSUs.

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

     Particulars of every contract that is material to Ballard, other than a contract entered into in the ordinary course of business that is not required to be disclosed under the CSA’s National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, are listed below.

Dantherm Power Acquisition

     On January 18, 2010, Ballard acquired a controlling interest in Denmark-based Dantherm Power A/S ("Dantherm Power"), partnering with co-investors Danfoss Ventures A/S ("Danfoss") and Dantherm A/S ("Dantherm"). Pursuant to a share subscription agreement among Ballard, Dantherm, Danfoss and Dantherm Power (the "Subscription Agreement"), Ballard obtained an initial 45% interest in Dantherm Power including the right to nominate a majority of the members of the Board of Directors. In return, Ballard invested DKK 15m (approximately $3m) and contributed knowledge and intellectual property related to core fuel cell technology. On September 1, 2010, Ballard invested a further DKK 15m (approximately $3m) pursuant to the Subscription Agreement, increasing its interest in Dantherm Power to 52%.

     As part of the acquisition, Ballard and Dantherm Power entered into a technology transfer agreement (the "Technology Transfer and License Agreement", dated January 18, 2010). Under the agreement, Dantherm Power transferred all Intellectual Property Rights relating to fuel cells or fuel cell systems. Ballard agreed to transfer certain Know-How to Dantherm Power and granted a non-exclusive, royalty-free license to Ballard Intellectual Property Rights for use in Stationary Power Systems.

     Dantherm Power develops clean energy backup power systems, utilizing Ballard’s fuel cell technology, for telecom equipment suppliers including Motorola and Ericsson. Dantherm Power will continue its current commercial initiatives, including sales of hydrogen-based products incorporating Ballard’s fuel cell stack. In addition to its cash investment, Dantherm agreed to continue to provide operational support and collaborative sales and marketing activities through its worldwide sales organization. Danfoss invested cash, proprietary technology, expertise, as well as operational and commercial assistance through its network of 93 sites in 25 countries. Executives from the three companies formed a new board of directors for Dantherm Power.

     Ballard filed a Business Acquisition Report in respect of the Dantherm Power transaction on SEDAR on April 16, 2010.

Superior Plus Transaction and Associated Material Contracts

     We entered into an arrangement agreement dated October 30, 2008 with Superior Plus (the "Arrangement Agreement"), which specified the parties’ respective obligations with respect to the Superior Plus Transaction. That transaction was implemented by way of a statutory plan of arrangement under section 192 of the Canada Business Corporations Act, whereby Ballard caused its entire business and operations, including all assets and liabilities, to be transferred to a new corporate entity, such that the new corporate entity now has all of the same assets, liabilities, directors, management and employees as Ballard formerly had under its old corporate entity, except for its tax attributes. Under the arrangement, Ballard shareholders exchanged their common shares in the capital of the old corporate entity for common shares in the capital of the new corporate entity on a one-for-one basis, and Superior Plus obtained 100% of the common shares in the capital of Ballard’s old corporate entity. Ballard received a cash payment of approximately C$46.3 million (C$41 million net of expenses) in consideration for allowing Superior Plus to use its old corporate entity as the vehicle to complete its conversion from an income trust to a corporation. Following completion of the Superior Plus Transaction, Ballard continued to carry on its business operations as a public entity, and retained all the rights it previously held to related intellectual property.

     The purpose of the Superior Plus Transaction was to obtain non-dilutive financing for Ballard. In addition to the increase in both Ballard’s cash reserves and shareholders’ equity of approximately C$41 million, the Superior Plus Transaction allowed Ballard to step up the Canadian tax basis in its assets, which may be applied towards sheltering future taxable income.

     Indemnification Arrangements

     We entered into an indemnification agreement with Superior Plus dated December 31, 2008 (the "Indemnity Agreement"), which specifies the parties’ respective continuing indemnification obligations to the other. The Indemnity Agreement provides that we are liable to Superior Plus for all Losses (as defined in the Indemnity Agreement) which it may suffer, sustain, pay or incur, and we will indemnify and hold Superior Plus harmless from and against all Losses which may be brought against or suffered by Superior Plus or which Superior Plus may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with:

(a)	any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occurred prior to the Effective Time (as defined in the Indemnity Agreement);

(b)	any debts, liabilities, commitments or obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever resulting from any matters, actions, events, facts or circumstances related to the activities, affairs or business of Ballard which occur on or after the date of the Indemnity Agreement; and

(c)	any breach (including any failure or inaccuracy) of any of the representations and warranties of Ballard under the Arrangement Agreement, or any failure of Ballard to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement, excluding any Losses which Superior Plus may suffer, sustain, pay or incur, relating to or based upon the existence or availability of Superior Plus’ Tax Pools (as defined in the Indemnity Agreement), other than as a result of fraud or wilful misrepresentation.

     The Indemnity Agreement also provides that Superior Plus will be liable to the Corporation for all Losses which the Corporation may suffer, sustain, pay or incur and will indemnify and hold the Corporation harmless from and against all Losses which may be brought against or suffered by the Corporation or which the Corporation may suffer, sustain, pay or incur arising out of, resulting from, attributable to or connected with any breach (including any failure or inaccuracy) of any of the representations and warranties of Superior Plus under the Arrangement Agreement, or any failure of Superior Plus to perform or observe any covenant or agreement to be performed by it under the Arrangement Agreement.

     The Indemnity Agreement does not contain any limit on the amount of the claims that can be indemnified nor is there any threshold before indemnification is provided. In addition, the Indemnity Agreement specifically extends the limitation period within which a party is entitled to make a claim under the Indemnity Agreement to two years after the notice of claim with respect to such obligation was given. However, with the exception of certain limited adjustments to address differences in the amount of specific Tax Pools of Ballard, which is described below, the indemnification provisions of the Indemnity Agreement do not provide indemnification to Superior Plus in respect of the amount or the availability of the Tax Pools.

     The Indemnity Agreement also provides for certain compensation payments to be made by Ballard and Superior Plus depending on the final determination of the amount of certain Tax Losses (as defined in the Indemnity Agreement) of Ballard to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement Agreement was executed or to the extent that such Tax Pools are used to reduce Ballard’s income, taxable income, or income taxes for any period ending at any time at or before the completion of the Arrangement. Ballard’s obligations under the Indemnity Agreement relating to NCL Obligations (as defined in the Indemnity Agreement) are limited to an aggregate of C$7,350,000 with a threshold amount of C$500,000 before there is an obligation to make a compensation payment.

     The Indemnity Agreement provides detailed procedures for claims under the Indemnity Agreement, which, provided Ballard acknowledges liability under the Indemnity Agreement with respect to such matter, gives Ballard the right to elect to take carriage and control of the dispute process relating to such claims.

RISK FACTORS

     An investment in our common shares involves risk. Investors should carefully consider the risks described below and the other information contained in, and incorporated into, this Annual Information Form, including "Management’s Discussion and Analysis" and our financial statements for the year ended December 31, 2011. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

     We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as ICEs and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.

     In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

     We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

A mass market for our products may never develop or may take longer to develop than we anticipate.

     Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

     If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We may not be able to successfully execute our business plan.

     The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

We have limited experience manufacturing fuel cell products on a commercial basis.

     To date, we have limited experience manufacturing fuel cell products on a commercial basis. We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections. While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

     Current global economic conditions may adversely affect the development of sales of our products, and thereby delay the commercialization of our products. Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

     We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices. As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

We could be adversely affected by risks associated with acquisitions.

     We may in future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance. These risks are applicable to our acquisition of Dantherm Power in the first quarter of 2010.

We are subject to risks inherent in international operations.

     Our success depends in part on our ability to secure international customers. We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets. We face numerous challenges in our international business activities, including war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in currency restrictions and exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

     Our revenues are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate approximately 90% of our revenues in United States dollars while approximately 60% of our operating expenses, cost of revenues and capital expenditures are in Canadian dollars. As a result, any decrease in the value of the United States dollar relative to the Canadian dollar reduces the amount of Canadian dollar revenues we realize on sales, without a corresponding decrease in expenses. Exchange rate fluctuations are beyond our control, and the United States dollar may depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. In order to reduce the potential negative effect of a weakening United States dollar, we have entered into various hedging programs. However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

     Commodity prices, in particular the price of platinum, affect our costs. Platinum is a key component of our fuel cell products. Platinum is a scarce natural resource and we are dependent upon a sufficient supply of this commodity. While we do not anticipate significant near or long-term shortages in the supply of platinum, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products. In order to reduce the impact of platinum price fluctuations, we have entered into various hedging programs.

We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

     To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs. We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We are dependent on third party suppliers for the supply of key materials and components for our products.

     We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

We currently face and will continue to face significant competition.

     As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

     Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

     Within the PEM fuel cell market, we also have a large number of competitors. Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.

     Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

     Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products.

     Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products. Environmental laws and regulations in the United States and other countries have driven interest in fuel cells. We cannot guarantee that these laws and policies will not change. Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies. In addition, as fuel cell products are introduced into our target markets, the United States government and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

     Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2011 and 2027. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: (a) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (b) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

     We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

     Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us. The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

     We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

     Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels, which could subject our business to product liability claims.

     Our business exposes us to potential product liability claims that are inherent in hydrogen and products that use hydrogen. Hydrogen is a flammable gas and therefore a potentially dangerous product. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

     Additional information regarding Ballard may be found on SEDAR at www.sedar.com. In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under security compensation plans is contained in our information circular for our most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

     Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2011, each interim financial statement issued after December 31, 2011, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, or on our website at www.ballard.com.

APPENDIX "A" BOARD OF DIRECTORS MANDATE

Purpose

The board of directors (the "Board") is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions. In this Mandate, the "Corporation" means Ballard Power Systems Inc. and a "director" means a Board member.

COMPOSITION

A)	As stated in the Articles of the Corporation, the Board will be composed of no fewer than five and no more than fifteen directors.

B)	The Board will have a majority of independent directors.

C)	The Board will appoint its own Chair.

MEETINGS

D)	Meetings of the Board will be held as required, but at least four times a year.

E)	The Board will appoint its own Secretary, who need not be a director. The Secretary, in conjunction with the Chair of the Board, will draw up an agenda, which will be circulated in advance to the members of the Board along with the materials for the meeting. The Secretary will be responsible for taking and keeping the Board’s meeting minutes.

F)	As set out in the By-laws of the Corporation, meetings will be chaired by the Chair of the Board, or if the Chair is absent, by a member chosen by the Board from among themselves.

G)	If all directors consent, and proper notice has been given or waived, a director or directors may participate in a meeting of the Board by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in such a meeting by any such means is deemed to be present at that meeting.

H)	The Board will conduct an in-camera session excluding management at the end of each Board meeting.

I)	A majority of directors constitute a quorum.

J)	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.

DUTIES AND RESPONSIBILITIES

K)	Selection of Management

The Board is responsible for appointing the Chief Executive Officer ("CEO"), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the Management Development, Nominating & Compensation Committee, the Board is also responsible for appointing all officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

L)	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors throughout the year the progress made against these goals.

In addition, the Board approves key transactions, which have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board before completion.

M)	Fiscal Management and Reporting

The Board monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with generally accepted accounting principles. The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations. In the spring of each year, the Board reviews and approves the Annual Report, which is sent to shareholders of the Corporation and describes the achievements and performance of the Corporation for the preceding year.

N)	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

O)	Statutory Requirements

The Board is responsible for approving all matters, which require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

P)	Formal Board Evaluation

The Board, through a process led by the Corporate Governance Committee, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board. The Corporate Governance Committee reviews the results of such evaluation and together with the Chair of the Board, discusses potential ways to improve Board effectiveness. The Corporate Governance Committee discusses the results of the evaluation and the recommended improvements with the full Board. The Board also sets annual effectiveness goals and tracks performance against those goals. In addition, each individual director’s performance is evaluated and reviewed regularly.

Q)	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

R)	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback. This is achieved through a semi-annual presentation of an investor relations report, which contains a summary of the feedback and common enquiries received from shareholders, as well as a Board e-mail address, which has been set up for the public to submit messages to the Board.

APPENDIX "B" AUDIT COMMITTEE MANDATE

Purpose

The purpose of the Audit Committee (the "Committee") is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and the public, the systems of corporate controls which management and the board of directors have established, and overseeing the audit process. The Committee also is mandated to review and approve all related party transactions, as further described below under "Duties and Responsibilities", other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

More specifically the purpose of the Committee is to satisfy itself that:

A)	the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)	the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)	the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)	the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for recommending the appointment (for approval by the shareholders at the Corporation’s annual meeting of shareholders) of, and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)	the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

Composition and Eligibility

A)	Following each annual meeting of shareholders of the Corporation, the board will appoint from its members not less than three directors to serve on the Committee. Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or requirements of the Canadian securities regulatory authorities under National Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission.

B)	Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

D)	At least one member of the Committee must be an audit committee "financial expert" as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the "SEC") or any other regulatory authority. The financial expert must have all of the following five attributes:

(i)	an understanding of Generally Accepted Accounting Principles ("GAAP") or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience, which satisfies this requirement.

E)	Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings

A)	The Committee will meet at least quarterly. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions. The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)	The Committee will appoint its own Secretary, who need not be a director. The Secretary in conjunction with the Chair of the Committee will draw up an agenda, which will be circulated, in advance to the members of the Committee with the materials for the meeting. The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C)	Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.

D)	If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

E)	All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions.

F)	The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions.

G)	The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

H)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

J)	A majority of Committee members constitute a quorum.

K)	All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

L)	The minutes of all meetings of the Committee will be provided to the board of directors. The Chair of the Committee will provide an oral report on the Committee’s activities to the board of directors at the next regularly scheduled meeting of the board following each Committee meeting.

M)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

N)	The Committee may form and delegate authority to subcommittees. In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)	Investigations

The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

B)	Financial Reporting Control Systems

The Committee will:

	(i)	review with management any significant changes in financial risks facing the Corporation;

	(ii)	review with management procedures followed with respect to disclosure controls and procedures;

	(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

	(iv)	annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

	(v)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Management Development, Nominating & Compensation Committee ("MDNCC") to the board;

	(vi)	establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

	(vii)	discuss and consider policies with respect to risk assessment and risk management, including:

a) review and periodic approval of management’s risk philosophy and risk management policies;

b) review with management, at least annually, of reports demonstrating compliance with risk management policies; and

c) discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

	(viii)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

C)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors. This will include significant transactions, which have occurred in the quarter.

D)	Annual Financial Statements and Other Financial Information

The Committee will:

	(i)	review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

	(ii)	obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

	(iii)	obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

	(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

	(v)	review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

	(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

	(vii)	before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

	(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

	(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

E)	Relationship with External Auditors

The Committee will:

	(i)	recommend the appointment of the external auditors (for approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition. The external auditors will report directly to the Committee. The Committee will not recommend the appointment of an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)	review the quarterly and annual representation letters given by management to the external auditors;

(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (G) below, "Independence of External Auditors";

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)	approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries. Specifically, the Committee must not allow the external auditors to provide the following services:

	a)	bookkeeping services;

	b)	financial information systems design and implementation;

	c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

	d)	actuarial services;

	e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

	f)	investment banking, broker, dealer or investment advisor services;

	g)	management and human resources services;

	h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

	i)	any other services that the Public Company Accounting Oversight Board or the Canadian Public Accountability Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

	(vii)	review quarterly all fees paid to external auditors;

	(viii)	review performance against audit proposal plan;

	(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

	(x)	receive from the external auditors a report with respect to:

		a)	all critical accounting policies and practices;

		b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ "preferred treatment";

		c)	any other material written communications between the external auditors and management;

		d)	the internal quality-control procedures of the external auditors;

		e)	any material issues raised by the most recent internal quality- control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

		f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section (G) below “Independence of External Auditors”;

	(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

	(xii)	ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

F)	Treasury

The Committee will:

	(i)	review and approve the Treasury Policy;

	(ii)	review the quarterly Treasury Report;

	(iii)	review and approve the Foreign Exchange Policy; and

	(iv)	review and approve any commodities hedging policy.

G)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

	(i)	receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

	(ii)	reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

	(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

	(iv)	ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

H)	Internal Audit and Controls

	(i)	The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

	(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

	(iii)	The Committee will annually review and approve the internal audit plan.

	(iv)	The Committee will regularly review progress against the approved internal audit plan, and adjust the plan to deal with emerging issues as required.

I)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee or independent directors or those related party transactions which are previously approved under the mandate of the MDNCC, including, but not limited to, executive employment agreements and compensation matters. A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding U.S. $60,000 and in which any of the following persons have a direct or indirect material interest:

	(i)	a director or executive officer of the Corporation;

	(ii)	any nominee for election as a director of the Corporation;

	(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

	(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

	(v)	receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

	(vi)	discuss such related party transactions with the representatives of the relevant parties (the "Representatives") and with the Corporation’s executive officers;

	(vii)	review the terms and conditions of each related party transaction;

	(viii)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

	(ix)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

	(x)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

	(xi)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

	(xii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

J)	Other

The Committee will:

	(i)	perform an annual review of management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy;

	(ii)	perform an annual review of the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy, with any recommended changes being forwarded to the board for approval;

	(iii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller;

	(iv)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the Corporate Governance Committee and ultimately the board for approval; and

	(v)	annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO.

K)	Performance Evaluation

The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

COMMITTEE TIMETABLE

     The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
A)	Financial Reporting Control Systems
(i)	Review with management any significant changes in financial risks facing the Corporation.		✓			✓		✓			✓
(ii)	Review with management procedures followed with respect to disclosure controls and procedures.		✓			✓		✓			✓
(iii)	Review the management letter from the external auditor and corporation’s responses to suggestions made.					✓
(iv)	Annually review the Committee mandate.		✓
(v)	Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.										✓
(vi)	Review the appointment of the financial senior executives of the Corporation.		✓			✓		✓			✓
(vii)	Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.		✓			✓		✓			✓
(viii)	Discuss and consider policies with respect to risk assessment and risk management.												✓
(ix)	Meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.		✓			✓		✓			✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
B)	Interim Financial Statements
(i)	Review and approval of interim financial statements and MD&A.					✓		✓			✓
C)	Annual Financial Statements and Other Financial Information
(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.		✓			✓		✓			✓
(ii)	Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.		✓			✓		✓			✓
(iii)	Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers.		✓
(iv)	Review summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments.		✓			✓		✓			✓
(v)	Discuss the annual financial statements, MD&A and the auditors’ report thereon in detail with the Corporation’s officers and the external auditors.		✓
(vi)	Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.		✓
(vii)	Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and Handbook section 5751.		✓			✓		✓			✓
(viii)	Provide the board with a recommendation for approval of the annual financial statements.		✓
(ix)	Discuss earnings press releases and earnings guidance as well as the release of significant new financial information.		✓			✓		✓			✓
D)	Relationship with External Auditors
(i)	Annually appoint (subject to shareholder approval) external auditor.		✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(ii)	Annually review and approve terms of engagement and determine remuneration of external auditor.										✓
(iii)	Review representation letters given by management to external auditor.		✓			✓				✓	✓
(iv)	Monitor the external auditor’s qualifications and independence through the activities listed in Section F.		✓
(v)	Review the audit plan with the external auditors and approve all substantive audit services in advance.										✓
(vi)	Approve permissible non-audit services in advance.		✓			✓				✓
(vii)	Review all fees paid to external auditors.		✓			✓				✓	✓
(viii)	Review performance against audit proposal plan.		✓
(ix)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.		✓			✓				✓	✓
(x)	Receive a report from the external auditor with respect to:
	(a) all critical accounting policies and practices;		✓
	(b) all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;		✓
	(c) any other material written communications between the auditor and management;		✓
	(d) the internal quality-control procedures of the external auditors;		✓
	(e) any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and		✓
	(f) all relationships between the external auditors and the Corporation, as detailed in §(i) under Section F – Independence of External Auditors.		✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(xi)	Resolve all disagreements between management and the external auditors regarding financial reporting					✓				✓	✓
(xii)	Ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.										✓
E)	Treasury
(i)	Review and approve the Treasury Policy.					✓
(ii)	Review the Quarterly Treasury Report.		✓			✓				✓	✓
(iii)	Review and approve the Foreign Exchange Policy.					✓
F)	Independence of External Auditors
(i)	Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1.		✓
(ii)	Review and actively discuss with the Board of Directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors.		✓
(iii)	Recommend, if necessary, that the Board take action to satisfy itself, of the external auditors’ independence.		✓
(iv)	Ensure that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit		✓			✓				✓	✓
G)	Internal Audit and Controls
(i)	Ensure that the Corporation has appropriate systems of internal control.		✓			✓			✓		✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(ii)	Review quarterly the internal auditors’ report on the adequacy of the internal controls, policies and procedures.		✓			✓		✓			✓
(iii)	Annually review and approve internal audit plan					✓
H)	Related Party Transactions
(i)	Review and approve the Corporation’s related party transactions over US$60,000.		✓			✓		✓			✓		✓
(ii)	Review a summary of the Corporation’s related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the Committee.		✓			✓		✓			✓		✓
I) Other
(i)	Annually review management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy.												✓
(ii)	Annually review the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy, with any recommended changes being forwarded to the board for approval												✓
(iii)	Annually review the succession plans for the Corporation’s CFO and Controller.												✓
(iv)	Annually review the audit of expense reports of the Chair of the Board of Directors and the CEO.					✓
J)	Performance Evaluation
(i)	Review annual evaluation of the Committee’s performance.		✓